Exhibit (j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement No. 333-224376 on Form N-1A of our reports dated February 15, 2019, relating to the financial statements and financial highlights of BlackRock High Yield V.I. Fund, BlackRock Total Return V.I. Fund and BlackRock U.S. Government Bond V.I. Fund of BlackRock Variable Series Funds II, Inc. (the “Funds”), appearing in the Annual Report on Form N-CSR of the Funds, for the year ended December 31, 2018, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 17, 2019